THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@qwest.net

July 29, 2008

Ms. Beth Frohlichstein
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:   The Iberian Group Inc.
         Form S-1 Registration Statement
         File No. 333-152374

Dear Ms. Frohlichstein:

     In response to your letter of comments dated July 25, 2008, please be advised as follows:

Signature Page

     1. The information requested has been provided on the signature page.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:   CONRAD C. LYSIAK
         Conrad C. Lysiak